

July 14, 2015

Thomas Tran
Chief Executive Officer
OptiLeaf, Incorporated
3049 Delta Drive
Colorado Springs, CO 80910

> **Re:** **OptiLeaf, Incorporated**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 26, 2015**
> **File No. 333-202003**

Dear Mr. Tran:

We have reviewed your amended registration statement and have the following comments. Where we refer to prior comments we are referring to our letter dated June 5, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your response to prior comment 3 notwithstanding, we continue to note statements on the facing page, cover page, and in risk factors indicating that the offering price in this offering was based on the price of your stock during your private offering, which is inconsistent with your disclosure elsewhere. As previously requested, please revise your disclosures to eliminate these inconsistencies.

Cover Page

2.   We note your response to prior comment 2 and the corresponding amended language in the prospectus where you state that "[u]ntil such time as we obtain revenue other than nominal revenue and commence business operations, we will be considered a Shell Company under Rule 405 of the Securities Act." Please revise to include a clear statement that you <u>are</u> a shell company.

Management

Directors and Executive Officers, page 24

3.   We note your statement in response to prior comment 8 that Mr. Tran no longer serves as CEO of Eman Technologies as of December 31, 2014. This disclosure is inconsistent with disclosure on your website, which claims that he is CEO of that company. Please clarify whether Mr. Tran continues to be associated in any way with Eman Technologies and, if so, disclose this association.

Disclosure Regarding Certain Interests of Professionals, page 28

4.   Your amended disclosure states that your attorneys Byrd & Byrd, PL "were given the opportunity to purchase" one million shares. Please revise to disclose the number of shares issued to James Byrd/Fairway Holdings, LLC in that transaction, the consideration, and the date that transaction occurred. Disclose also here the number of shares beneficially held by Mr. Byrd that are included for resale in this registration statement.

Selling Shareholders, page 29

5.   We reissue prior comment 11 insofar as you have neither amended this section to provide the information requested in our prior comment, nor provided analysis for why you believe such revisions are not required. Please revise or advise.

6.   Please include a column indicating the percentage, if greater than one percent, of the class to be owned by each security holder after completion of the offering. Refer to Item 507 of Regulation S-K.

Plan of Distribution, page 32

7.   You state that the selling security holders may sell some or all of their shares at a fixed price of $0.80 per share; however, your disclosure elsewhere states that shares will be sold at $1.00 per share. Please revise to ensure that share prices are stated consistently.

Financial Statements, page F-11

8.   We note that you have provided financial statements as of March 31, 2015. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

9.   We note that you have revised Exhibit 23.1 to consent to the inclusion of your accountant's review report dated June 19, 2015. However, your filing does not include this review report. Either remove such references to the review report or include the review report pursuant to Rule 8-03 of Regulation S-X. Further, if the references are not removed, please note that in lieu of providing a consent to the inclusion of the review report, your accountants should provide a letter acknowledging awareness of your use of their review report in your registration statement pursuant to the requirements of Item 601(b)(15) of Regulation S-K. The letter should be included as Exhibit 15 to your next amendment.

Recent Sales of Unregistered Securities, page II-2

10.   We are unable to identify changes in this section responsive to prior comment 13 thus we reissue that comment.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: James S. Byrd, Jr., Esq.
        Byrd & Byrd, PL